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                            April 1, 2021

       Hardeep Gulati
       Chief Executive Officer
       PowerSchool Holdings, Inc.
       150 Parkshore Dr.
       Folsom, CA 95630

                                                        Re: PowerSchool
Holdings, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted March 18,
2021
                                                            CIK No. 0001835681

       Dear Mr. Gulati:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Non-GAAP Financial Measures, page 87

   1. We note that your calculations of Adjusted Gross Profit and Adjusted EBITDA include adjustments identified
as restructuring and acquisition-related expenses for 2019 and
                                                        2020. Please clarify
how the acquisition related expenses adjustments to Adjusted
                                                        EBITDA differ from the
acquisition costs presented on your income statement. Please tell us how you considered
Item 10(e)(1)(ii)(B) of Regulation S-K and Question 100.01 of the
                                                        Division's C&DI on
non-GAAP financial measures in determining it was appropriate to include both the
restructuring and acquisition-related adjustments in your calculations of
                                                        Adjusted Gross Profit
and Adjusted EBITDA.
 Hardeep Gulati
FirstName   LastNameHardeep
PowerSchool    Holdings, Inc. Gulati
Comapany
April       NamePowerSchool Holdings, Inc.
       1, 2021
April 21, 2021 Page 2
Page
FirstName LastName
2. Please accompany your presentations of Adjusted Gross Profit Margin with an equally prominent presentation of a comparable ratio calculated using GAAP amounts. Refer to
         Item 10(e)(1)(i)(A) of Regulation S-K and footnote 27 of non-GAAP adopting Release
         No. 33-8176.
Unaudited Consolidated Pro Forma Balance Sheet, page 94

3. We note that Class B shares together with LLC Units are exchangeable on a one-for-one basis into Class A common stock or cash. Please tell us how you considered ASC 480-10-
         S99-3 in determining that the Class B shares should be presented as pro forma permanent equity. Please ensure that your response addresses who makes the decision to redeem in cash rather than Class A shares and how you determined that redemption is within control of the Company.
Our Business Model, page 102

4. Both the annual recurring revenue figures and growth rate you disclose on page 102 do not seem consistent with ARR figures and growth rates disclosed on pages 2, 23, 126 and elsewhere throughout the filing. Please revise accordingly.
Net Revenue Retention Rate, page 105

5. Please revise to more clearly explain what is meant by your disclosure that the EAB reseller agreement will not affect your Net Revenue Retention Rate in 2021 and beyond.
Total Cost of Revenue, page 109

6. You indicate that the increase in subscription and support cost of revenues was offset by a decrease in cost related to pausing cloud hosting migration efforts. Please revise to more fully explain the reasons for the pause in cloud hosting migration efforts and the extent to which you expect this trend to continue in future periods.
Liquidity and Capital Resources, page 111

7. Please revise to discuss the liquidity implications of both your March 2021 stock purchase agreement to acquire Hobsons for $319 million and the related $320 million bridge loan that matures in May 2022. We note from your disclosures on page 80 that you intend to use the proceeds from this offering to pay off the Bridge Loan. Please revise to address how the outcome of this offering will impact your ability to repay and/or refinance the bridge loan. Please refer to Item 303(a)(1) and (2) of Regulation S-K. Contractual Obligations and Commitments, page 114

8. Please revise footnote 4 on page 114 to include both the interest rate and maturity date of the bridge loan.
 Hardeep Gulati
FirstName   LastNameHardeep
PowerSchool    Holdings, Inc. Gulati
Comapany
April       NamePowerSchool Holdings, Inc.
       1, 2021
April 31, 2021 Page 3
Page
FirstName LastName
Forum Selection, page 184

9. Please expand your risk factor to address that Section 22 of the Securities Act provides concurrent jurisdiction for Securities Act claims to both state and federal courts. Since your exclusive forum provision provides for federal courts to have exclusive jurisdiction over Securities Act claims, please briefly discuss the uncertainty as to whether this provision is enforceable and the investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Audited Financial Statements of Severin Holdings, LLC
18. Subsequent Events, page F-40

10.      Please revise your footnote to address the following:
             Disclose any related party relationships between the Company, its Principal
             Stockholders, DMGT, Hobsons and EAB. For example, we note on page 178 that
             EAB is a portfolio company of one of your Principal Stockholders. Describe the Starfish solution more clearly and disclose the material terms of the
             transition services agreement between the Company and EAB.
             Clarify the material terms of the reseller agreement with EAB such as the yearly minimum commitments and remedies if EAB does not meet those commitments.
             Please confirm, if true, that the terms of the reseller and transition services agreements with EAB are equivalent to those that would prevail in an arms's length transaction.
Exhibits

11. Please file your $320 million bridge loan credit agreement as an exhibit pursuant to Item
         601(b)(10) of Regulation S-K.
General

12. Please revise so that your financial statement periods are presented on a consistent chronological basis from left to right throughout the filing.
        You may contact Lisa Etheredge, Senior Staff Accountant at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology